REX ETF Trust 485BPOS

Exhibit 99(d)(3)

Fee Waiver Agreement

This Fee Waiver Agreement (this “Agreement”) is entered into between REX ETF Trust, a Delaware statutory trust (the “Trust”) and REX Advisers, LLC, a Delaware limited liability company (the “Adviser”).

Recitals:

Whereas, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), comprised of various exchange-traded funds, including the funds set forth on Exhibit A (each, a “Fund,” and together, the “Funds”). Each Fund constitutes a separate series of the Trust and is an exchange-traded fund with its own investment objectives and policies; and

Whereas, the Trust, on behalf of the Funds, and the Adviser entered into an Investment Management Agreement (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Funds; and

Whereas, the Adviser is entitled to a fee under the Advisory Agreement in exchange for providing advisory and other services to each Fund, and for paying all Fund expenses except those specifically excluded therein (the “Management Fee”); and

Whereas, the Adviser has determined that it is appropriate and in the best interests of each Fund and its investors to waive a portion of each Fund’s Management Fee as set forth in Schedule A hereto (the “Fee Waiver”).

Now, Therefore, in consideration of the promises and the mutual agreements herein contained, the parties hereto hereby agree as follows:

Section 1.     Fee Waiver. For the term of this Agreement, the Adviser agrees to reduce its Management Fee with respect to each Fund as indicated in Schedule A hereto.

Section 2.     Duration and Termination. The initial term of this Agreement with respect to each Fund is set forth in Schedule A. After the initial term, this Agreement shall continue in effect automatically with respect to a Fund for successive one-year periods, provided that the Agreement may be terminated without payment of any penalty with respect to a Fund:

(i)           by the Trust for any reason and at any time; and

(ii)          by the Adviser for any reason upon thirty days’ prior notice to the Trust, such termination to be effective upon the expiration of the then-current term.

The termination of this Agreement with respect to any one Fund will not cause its automatic termination with respect to any other Fund.

Section 3.     Amendment. This Agreement may not be amended except by a writing signed by the parties.

Section 4.     Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware (without giving effect to its conflict of law principles) and the applicable provisions of the 1940 Act. To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conf1ict with the applicable provisions of the 1940 Act, the latter shall control.

Section 5.     Entire Agreement. This Agreement contains the entire understanding and agreement of the parties.

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In Witness Whereof, the parties hereto have executed this Agreement as of the day and year set forth in Schedule A.

REX Advisers, LLC		REX ETF Trust

By:	/s/ Scott Acheychek	By:	/s/ Gregory Collett
Name:	Scott Acheychek	Name:	Gregory Collett
Title:	President	Title:	Secretary

Schedule A

Fee Waiver Agreement

REX ETF Trust
(As of February 24, 2026)

Name of Fund	Waiver (% of Average Net Assets)	Initial Termination Date
REX Autocallable Income ETF	0.09%	February 12, 2027
REX Growth & Income Universe ETF	0.24%	February 24, 2027